SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                   FORM 8-A/A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(B) OR (G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                                  EXPEDIA, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


                    DELAWARE                               20-2705720
    (STATE OF INCORPORATION OR ORGANIZATION)             (IRS EMPLOYER
                                                     IDENTIFICATION NUMBER)
              3150 139TH AVENUE SE
              BELLEVUE, WASHINGTON                            98005
   (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                 (ZIP CODE)


     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box: / /

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box: /X/

      SECURITIES ACT REGISTRATION STATEMENT FILE NUMBER TO WHICH THIS FORM
                             RELATES: 333-124303-01

     SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT: NONE

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:
                              (TITLE OF EACH CLASS)

                                               NAME OF EACH EXCHANGE ON WHICH
   TITLE OF EACH CLASS TO BE SO REGISTERED     EACH CLASS IS TO BE REGISTERED
   ---------------------------------------     ------------------------------

         COMMON STOCK, PAR VALUE $0.001          THE NASDAQ NATIONAL MARKET

 WARRANTS TO PURCHASE ONE HALF OF ONE SHARE      THE NASDAQ NATIONAL MARKET
      OF COMMON STOCK, PAR VALUE $0.001

    WARRANTS TO PURCHASE 0.969375 SHARES OF      THE NASDAQ NATIONAL MARKET
         COMMON STOCK, PAR VALUE $0.001

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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

          Expedia, Inc., a Delaware corporation ("Expedia") filed a registration statement on Form 8-A pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended, on July 19, 2005, relating to the issuance of (1) shares of common stock, par value $0.001 per share, of Expedia ("Expedia common stock"),
(2) warrants to purchase one half of one share of common stock (the "EXPEW Warrants") and (3) warrants to purchase 0.969375 shares of Expedia common stock (the "EXPEZ Warrants"). The Expedia common stock, EXPEW Warrants and EXPEZ Warrants were issued in connection with the spin-off (the "Spin-Off") of Expedia from IAC/InterActiveCorp ("IAC"), which occurred on August 9, 2005. This Form 8-A/A amends and restates the July 19, 2005 registration statement in its entirety.

          EXPEDIA COMMON STOCK

          In general, the holders of Expedia common stock will vote together as a single class with the holders of Expedia Class B common stock and Expedia Series A preferred stock on all matters, including the election of directors; provided, however, that the holders of Expedia common stock, acting as a single class, are entitled to elect twenty-five percent (25%) of the total number of directors, rounded up to the next whole number in the event of a fraction. Each outstanding share of Expedia common stock entitles the holder to one vote when voting separately as a class, and one vote when voting together as a single group with the holders of Expedia Class B common stock and Expedia Series A preferred stock. The Expedia certificate of incorporation does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of Expedia preferred stock created by the Expedia Board of Directors from time to time, the holders of Expedia common stock will be entitled, share for share with the holders of the Expedia Class B common stock, to such dividends as may be declared from time to time by the Expedia Board of Directors from funds legally available for the payment of dividends, and, upon liquidation, dissolution or winding up, will be entitled to receive pro rata, share for share with the holders of the Expedia Class B common stock, all assets available for distribution after payment of a proper amount to the holders of any series of preferred stock that may be issued in the future.

          Pursuant to a Governance Agreement, dated August 9, 2005, by and among Expedia, Liberty Media Corporation ("Liberty") and Barry Diller, Liberty has a preemptive right to maintain its percentage equity interest in Expedia in the event Expedia issues or proposes to issue additional common shares. This preemptive right generally provides that Liberty may elect to purchase a number of Expedia shares so that its percentage equity interest in Expedia immediately after an Expedia issuance of shares would be the same as immediately before such issuance (but not in excess of 20.01%). The purchase price for Expedia shares pursuant to a preemptive right election is generally based upon the fair market value (as defined in the Governance Agreement) of the Expedia shares purchased.

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          EXPEDIA CLASS B COMMON STOCK

          In general, the holders of Class B common stock will vote together as a single class with the holders of Expedia common stock and Expedia Series A preferred stock on all matters, including the election of directors. The holders of Expedia Class B common stock are entitled to one vote when voting separately as a class, and ten votes when voting together as a single group with the holders of Expedia common stock and Expedia Series A preferred stock. The Expedia certificate of incorporation does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of Expedia preferred stock created by the Expedia Board of Directors from time to time, the holders of Expedia Class B common stock are entitled, share for share with the holders of the Expedia common stock, to such dividends as may be declared from time to time by the Expedia Board of Directors from funds legally available for the payment of dividends, and, upon liquidation, dissolution or winding up, are entitled to receive pro rata, share for share with the holders of the Expedia common stock, all assets available for distribution after payment of a proper amount to the holders of any series of preferred stock that may be issued in the future.

          EXPEDIA PREFERRED STOCK

          Expedia's Board of Directors has the authority to designate, by resolution, the powers, preferences, rights and qualifications, limitations and restrictions of the preferred stock without any further vote or action by the stockholders. Any shares of preferred stock so issued would have priority over shares of Expedia common stock and shares of Expedia Class B common stock with respect to dividend or liquidation rights or both.

          Expedia has outstanding approximately 850 shares of Expedia preferred stock, par value $0.001 per share, "Series A Cumulative Convertible Preferred Stock," each having a $22.23 face value and a maturity date of 2022. Each share of Expedia Series A preferred stock is convertible, at the option of the holder at any time, into that number of shares of Expedia common stock equal to the quotient obtained by dividing $22.23 by the conversion price per share of Expedia common stock. The conversion price is initially equal to $30.01 per share of Expedia common stock and is subject to downward adjustment if the price of Expedia common stock exceeds $31.22 at the time of conversion pursuant to a formula set forth in the certificate of designation for the Expedia Series A preferred stock. Shares of Expedia Series A preferred stock may be put to Expedia on the fifth, seventh, tenth and fifteenth anniversary of February 4, 2002 for cash or stock at Expedia's option. Expedia also has the right to redeem the shares of Expedia Series A preferred stock for cash or stock commencing on the tenth anniversary of February 4, 2002. In the event of a voluntary or involuntary liquidation, dissolution or winding-up of Expedia, holders of Expedia Series A preferred stock will be entitled to receive, in preference to any holder of Expedia common stock or Expedia Class B common stock, an amount per share equal to all accrued and unpaid dividends plus the greater of (a) face value, or (b) the liquidating distribution that would be received had such holder converted the Expedia Series A preferred stock into Expedia common stock immediately prior to the liquidation, dissolution or winding-up of Expedia.

          ANTI-TAKEOVER PROVISIONS IN EXPEDIA'S BYLAWS

          Expedia's bylaws contain provisions that could delay or make more difficult the acquisition of Expedia by means of a hostile tender offer, open market purchases, a proxy contest or otherwise. In addition, Expedia's bylaws provide that, subject to the rights of holders of preferred stock, only Expedia's Chairman of the Board of Directors or a majority of Expedia's Board of Directors may call a special meeting of stockholders.

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          EFFECT OF DELAWARE ANTI-TAKEOVER STATUTE

          Expedia is subject to Section 203 of the Delaware General Corporation Law ("DCGL"), which regulates corporate acquisitions. Section 203 generally prevents corporations from engaging in a business combination with any interested stockholder for three years following the date that the stockholder became an interested stockholder, unless that business combination has been approved in one of a number of specific ways. For purposes of Section 203, a "business combination" includes, among other things, a merger or consolidation involving Expedia and the interested stockholder and a sale of more than 10% of Expedia's assets. In general, the anti-takeover law defines an "interested stockholder" as any entity or person beneficially owning 15% or more of a company's outstanding voting stock and any entity or person affiliated with or controlling or controlled by that entity or person. A Delaware corporation may "opt out" of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by holders of at least a majority of a corporation's outstanding voting shares. Expedia has not "opted out" of the provisions of Section 203.

          ACTION BY WRITTEN CONSENT

          Under the DGCL, unless a company's certificate of incorporation expressly prohibits action by the written consent of stockholders, any action required or permitted to be taken by its stockholders at a duly called annual or special meeting may be taken by a consent in writing executed by stockholders possessing the requisite votes for the action to be taken. Expedia's certificate of incorporation does not expressly prohibit action by the written consent of stockholders. As a result, Mr. Diller, who currently controls a majority of the outstanding total voting power of Expedia, will be able to take any action to be taken by stockholders without the necessity of holding a stockholders meeting (other than with respect to the election by the holders of shares of Expedia common stock of 25% of the members of Expedia's Board of Directors and certain matters as to which a separate class vote of the holders of shares of Expedia common stock or Expedia Series A preferred stock is required).

          TRANSFER AGENT

          The transfer agent for the shares of Expedia common stock following the spin-off will be The Bank of New York.

          EXPEW WARRANTS

          EXPEW Warrants have been issued under a warrant agreement between Expedia and The Bank of New York, as warrant agent.

          Each EXPEW Warrant entitles its holder to purchase one half of one share of Expedia common stock at an exercise price equal to $15.61 per warrant.

          The exercise price must be paid in cash. Each EXPEW Warrant may be exercised on any business day on or prior to February 4, 2009. Any EXPEW Warrant not exercised before that date will become void, and all rights of the holder of the EXPEW Warrant will cease. Holders of EXPEW Warrants will not be entitled, by virtue of being such holders, to any rights of holders of Expedia common stock until they exercise their warrants. The EXPEW Warrants are not subject to redemption.

          The number of shares of Expedia common stock issuable upon exercise of the EXPEW Warrants and the exercise price of the EXPEW Warrants will be subject to adjustment from time to time upon the occurrence of any of the following events: any stock split; any stock consolidation, combination or subdivision; any stock dividend or other distribution; and any repurchase, reclassification, recapitalization or reorganization and certain distributions of rights, warrants or evidences of indebtedness or assets.

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
          Expedia will not issue fractional shares of Expedia common stock upon exercise of an EXPEW Warrant. Instead of issuing a fractional share of Expedia common stock which would otherwise be deliverable upon the exercise of an EXPEW Warrant, Expedia will pay the holder of such EXPEW Warrant an amount in cash based on the closing price of Expedia common stock as of the exercise date of the EXPEW Warrant.

          Expedia will keep in reserve at all times before the expiration date of the EXPEW Warrants sufficient authorized but unissued shares of Expedia common stock for issuance in the event of exercises by the holders of EXPEW Warrants.

          In addition, the EXPEW Warrants and any shares of Expedia common stock issued upon exercise of the EXPEW Warrants have been registered under the Securities Act of 1933, as amended.

          This description is qualified in its entirety by reference to the Equity Warrant Agreement by and between Expedia, Inc. and The Bank of New York attached hereto as Exhibit 4.2 and incorporated by reference herein.


          STOCKHOLDER EXPEZ WARRANTS

          Certain EXPEZ Warrants (the "Stockholder EXPEZ Warrants") have been issued under a stockholder equity warrant agreement between Expedia and Mellon Investor Services LLC, as warrant agent.

          Each Stockholder EXPEZ Warrant entitles its holder to purchase
0.969375 shares of Expedia common stock at an exercise price equal to $11.56 per warrant. The exercise price must be paid in cash. Each Stockholder EXPEZ Warrant may be exercised on any business day on or prior to February 4, 2009. Any Stockholder EXPEZ Warrant not exercised before that date will become void, and all rights of the holder of the Stockholder EXPEZ Warrant will cease. Holders of Stockholder EXPEZ Warrants will not be entitled, by virtue of being such holders, to any rights of holders of Expedia common stock until they exercise their warrants. The Stockholder EXPEZ Warrants are not subject to redemption.

          The number of shares of Expedia common stock issuable upon exercise of the Stockholder EXPEZ Warrants and the exercise price of the Stockholder EXPEZ Warrants will be subject to adjustment from time to time upon the occurrence of any of the following events: any stock split; any stock consolidation, combination or subdivision; any stock dividend or other distribution; and any repurchase, reclassification, recapitalization or reorganization; and certain distributions of rights, warrants or evidences of indebtedness or assets.

          Expedia will not issue fractional shares of Expedia common stock upon exercise of a Stockholder EXPEZ Warrant. Instead of issuing a fractional share of Expedia common stock which would otherwise be deliverable upon the exercise of a Stockholder EXPEZ Warrant, Expedia will pay the holder of such Stockholder EXPEZ Warrant an amount in cash based on theclosing price of Expedia common stock as of the exercise date of the Stockholder EXPEZ Warrant.

          Expedia will keep in reserve at all times before the expiration date of the Stockholder EXPEZ Warrants sufficient authorized but unissued shares of Expedia common stock for issuance in the event of exercises by the holders of Stockholder EXPEZ Warrants. In addition, the Stockholder EXPEZ Warrants and any shares of Expedia common stock issued upon exercise of the Stockholder EXPEZ Warrants have been registered under the Securities Act of 1933, as amended.

          This description is qualified in its entirety by reference to the Stockholder Equity Warrant Agreement by and between Expedia, Inc. and Mellon Investor Services LLC attached hereto as Exhibit 4.3 and incorporated by reference herein.

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          EMPLOYEE EXPEZ WARRANTS

          Certain EXPEZ Warrants (the "Employee EXPEZ Warrants") have been issued under an optionholder equity warrant agreement between Expedia and Mellon Investor Services LLC, as warrant agent. Except with respect to vesting (including transferability prior to vesting), as described below, and applicable withholding taxes, the Employee EXPEZ Warrants are identical in all material respects to the Stockholder EXPEZ Warrants described above.

          The Employee EXPEZ Warrants will be subject to the same vesting schedule as the stock options in respect of which such Employee EXPEZ Warrants were issued. The Employee EXPEZ Warrants will be forfeited and will never become exercisable or transferable if a stock option related to the Employee EXPEZ Warrant never vests. The Employee EXPEZ Warrants will not be subject to redemption.

          Expedia will keep in reserve at all times before the expiration date of the Employee EXPEZ Warrants sufficient authorized but unissued shares of Expedia common stock for issuance in the event of exercises by the holders of vested Employee EXPEZ Warrants. In addition, the Employee EXPEZ Warrants and any shares of Expedia common stock issued upon exercise of the Employee EXPEZ Warrants have been registered under the Securities Act of 1933, as amended.

          This description is qualified in its entirety by reference to the Optionholder Equity Warrant Agreement by and between Expedia, Inc. and Mellon Investor Services LLC attached hereto as Exhibit 4.4 and incorporated by reference herein.

ITEM 2. EXHIBITS

3.1 Amended and Restated Certificate of Incorporation of Expedia, Inc. (incorporated by reference to Exhibit 3.1 of Expedia's Form 8-K, filed on August 15, 2005)

3.2 Series A Cumulative Convertible Preferred Stock Certificate of Designation (incorporated by reference to Exhibit 3.2 of Expedia's Form 8-K, filed on August 15, 2005)

3.3 Amended and Restated Bylaws of Expedia, Inc. (incorporated by reference to Exhibit 3.3 of Expedia's Form 8-K, filed on August 15,
          2005)

4.1 Specimen Expedia, Inc. Common Stock Certificate (incorporated by reference to Exhibit 4.8 of Amendment No. 1 to Expedia's Registration Statement on Form S-4, filed on June 13, 2005 (File No.
          333-124303-01))

4.2 Equity Warrant Agreement for Warrants to Purchase up to 14,590,514 Shares of Common Stock expiring February 4, 2009, by and between Expedia, Inc. and The Bank of New York, dated as of August 9, 2005

4.3 Stockholder Equity Warrant Agreement for Warrants to Purchase up to 11,450,182 Shares of Common Stock, by and between Expedia, Inc. and Mellon Investor Services LLC, dated as of August 9, 2005

4.4 Optionholder Equity Warrant Agreement for Warrants to Purchase up to 1,558,651 Shares of Common Stock, by and between Expedia, Inc. and Mellon Investor Services LLC, dated as of August 9, 2005

10.1 Governance Agreement, by and among Expedia, Inc., Liberty Media Corporation and Barry Diller, dated as of August 9, 2005

10.2 Stockholders Agreement, by and between Liberty Media Corporation and Barry Diller, dated as of August 9, 2005




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                                    SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

          Dated: August 22, 2005

                               EXPEDIA, INC.


                               By: /s/ Keenan M. Conder
                                   --------------------------------
                                   Name:   Keenan M. Conder
                                   Title:  Senior Vice President, General
                                           Counsel and Secretary


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